Exhibit 99.1

Corporación América Airports S.A. Reports March 2026 Passenger Traffic

Total passenger traffic up 5.5% YoY in March

International passenger traffic up 12.2% YoY in March; up 15.6% YoY in Argentina

Luxembourg, April 21, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 5.5% year-on-year (YoY) increase in passenger traffic in March 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)

Statistics	Mar'26	Mar'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	3,686	3,775	-2.4%	10,652	10,639	0.1%
International Passengers (thousands)	3,000	2,675	12.2%	8,907	7,835	13.7%
Transit Passengers (thousands)	755	601	25.6%	2,237	1,894	18.1%
Total Passengers (thousands)	7,441	7,051	5.5%	21,795	20,368	7.0%
Cargo Volume (thousand tons) – Excl. Argentina[1]	17.4	16.8	3.5%	46.1	45.9	0.5%
Total Aircraft Movements (thousands)	73.9	71.5	3.3%	213.5	206.3	3.5%

1 In Argentina, cargo volume data remains under review to ensure consistency and accuracy.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 5.5% in March compared to the same month in 2025. Domestic traffic decreased by 2.4% YoY, mainly driven by a decline in Argentina, partially offset by YoY improvements in Brazil and Ecuador. International traffic, meanwhile, grew by 12.2%, with all operating countries contributing positively on a YoY basis except Brazil, including double-digit growth in Argentina, Italy, and Ecuador. March performance in Armenia was partially impacted by disruptions related to the conflict in Iran, which led to flight cancellations and airspace restrictions across the region.

In Argentina, total passenger traffic increased by 2.7% year-over-year in March, driven by strong international demand, which more than offset a decline in domestic traffic amid a tough comparison base following a strong 2025. Domestic traffic declined by 4.3% year-over-year, reflecting reduced capacity from Aerolíneas Argentinas and Flybondi, partially offset by increased activity from JetSMART. The top three domestic destinations were Bariloche, Iguazú, and Córdoba. International traffic remained robust, rising by 15.6% year-over-year, supported by low-cost carriers such as JetSMART, Flybondi, Copa, Arajet, and LEVEL. The top three international destinations in March were Rio de Janeiro, Santiago, and São Paulo.

In Italy, passenger traffic increased by 9.3% YoY, driven by double-digit growth in the international segment, partially offset by a decline in domestic traffic. International passenger traffic, which accounted for nearly 80% of total traffic, rose by 12.4% YoY, reflecting solid performance at both Florence and Pisa airports. Domestic passenger traffic declined slightly by 0.3% YoY, primarily due to lower volumes at Florence airport, partially offset by increases at Pisa airport.

In Brazil, total passenger traffic increased by 12.2% year-over-year, reflecting improved traffic trends following a sustained period of challenges in the aviation environment. Domestic traffic, which accounted for nearly 60% of total traffic, rose by 2.5% year-over-year, while transit passengers increased by a strong 29.9% year-over-year. Growth was also supported by a post-Carnival rebound in corporate demand, with Brasília benefiting from its position as a key secondary hub within the domestic network.

In Uruguay, total passenger traffic, predominantly international, increased by 7.6% year-over-year, following a strong summer season, including higher frequencies and the addition of temporary routes. Among other developments, Azul launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

In Ecuador, where security concerns persist, passenger traffic performed well, increasing by 8.0% YoY. International traffic increased by 13.7% YoY, supported by strong performance on routes to Europe. Domestic traffic rose by 3.3% YoY, although high airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by 4.4% year-over-year, driven by the addition of new airlines and routes, as well as increased frequencies. Notably, in October 2025, Wizz Air established a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and launching ten new direct routes to Europe. March performance was partially impacted by disruptions related to the conflict in Iran, which led to flight cancellations and airspace restrictions across the region.

Cargo Volume and Aircraft Movements

Cargo volume, excluding Argentina, increased by 3.5% year-over-year, driven by strong double-digit growth in Armenia and Brazil, which was partially offset by declines in Italy, Uruguay, and Ecuador. By country, performance was as follows: Armenia (+24.5%), Brazil (+18.6%), Uruguay (-16.8%), Ecuador (-14.6%), and Italy (-20.0%). In Argentina, cargo volume data remains under review to ensure consistency and accuracy.

Aircraft movements increased by 3.3% YoY, with positive contributions from all countries of operation except Ecuador, which recorded a slight decline. Performance by country was as follows: Italy (+11.8%), Brazil (+10.3%), Armenia (+1.3%), Argentina (+1.0%), Uruguay (+1.0%), and Ecuador (-0.3%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in March.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Mar'26	Mar'25	% Var.	YTD'26	YTD'25	% Var.
Passenger Traffic (thousands)
Argentina	4,263	4,152	2.7%	12,835	12,168	5.5%
Italy	699	640	9.3%	1,746	1,630	7.1%
Brazil	1,427	1,272	12.2%	4,177	3,726	12.1%
Uruguay	218	203	7.6%	677	654	3.5%
Ecuador	450	417	8.0%	1,215	1,134	7.2%
Armenia	385	368	4.4%	1,145	1,055	8.5%
TOTAL	7,441	7,051	5.5%	21,795	20,368	7.0%

Cargo Volume (tons)
Argentina[1]	u.r.	17,558	u.r.	u.r.	50,047	u.r.
Italy	909	1,136	-20.0%	2,578	3,224	-20.0%
Brazil	6,557	5,530	18.6%	15,135	15,277	-0.9%
Uruguay	2,685	3,226	-16.8%	7,991	8,889	-10.1%
Ecuador	2,937	3,439	-14.6%	8,344	8,957	-6.8%
Armenia	4,262	3,425	24.5%	12,060	9,554	26.2%
TOTAL Excl Argentina	17,350	16,756	3.5%	46,109	45,900	0.5%

 1 In Argentina, cargo volume data remains under review to ensure consistency and accuracy

Aircraft Movements
Argentina	41,785	41,370	1.0%	123,217	119,427	3.2%
Italy	6,331	5,662	11.8%	15,788	14,767	6.9%
Brazil	13,369	12,117	10.3%	36,743	34,583	6.2%
Uruguay	3,092	3,060	1.0%	10,374	9,911	4.7%
Ecuador	6,416	6,434	-0.3%	18,687	19,243	-2.9%
Armenia	2,863	2,826	1.3%	8,738	8,335	4.8%
TOTAL	73,856	71,469	3.3%	213,547	206,266	3.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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